APOLLO SOLAR ENERGY, INC.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People’s Republic of China 610207

September 25, 2012

VIA EDGAR
Tia L. Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Apollo Solar Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed August 14, 2012
Response dated August 17, 2012
File No. 000-12122

Dear Ms. Jenkins:

I am writing in response to your letter dated September 7, 2012.  The Staff’s comment is copied below and indented, followed by our response.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Financial Statements

Note 5.  Equity Method Investment in Joint Venture, page 8

1.  We note your disclosures indicating that you recognized a gain of $2,040,651 related to your investment in joint venture during the quarter ended June 30, 2012 following the guidance of FASB ASC Subtopic 805-40. Please address the following points:

•	Tell us why you believe that the accounting guidance related to reverse acquisitions is applicable to the recognition of gain on an investment in joint venture under US GAAP.

Response to Comment 1, Bullet 1

The reference to ASC 805-40 in Note 5 was a typographical error.  A reference to ASC 805-30 was intended.  The accounting guidance related to reverse acquisitions has no applicability to the joint venture discussed in Note 5.  The error will be corrected in future filings.

•	Clarify whether your joint venture with Bengbu Design & Research Institute and the local Chinese government agency is a corporate joint venture as defined by FASB ASC Subtopic 323-10-20.

Response to Comment 1, Bullet 2

Our joint venture with Bengbu Design & Research Institute and the local Chinese government agency is not a “corporate joint venture” as defined by FASB ASC Subtopic 323-10-20, because Bengbu Design and Research Institute owns 55% of the equity in the joint venture.  ASC 323-10-20 states that “(A)n entity that is a subsidiary of one of the joint venturers is not a corporate joint venture.”  For that reason, in Note 5 we identify the relationship by the legal term “joint venture,” but not by the accounting term “corporate joint venture.”

•	Explain how your recognition of the gain on investment in joint venture complies with FASB ASC paragraph 323-10-35-13.

Response to Comment 1, Bullet 3

ASC 323-10-35-13 requires that an investor accounting for an investment under the equity method of accounting account for the difference between the cost of an equity-method investment and the investor’s proportionate share of the net assets of the investee at fair market value as if the investee were a consolidated subsidiary.  ASC 805-30-25-2 provides that where the amount paid by the investor for its interest in a business combination is less than its share of the fair value of the net assets of the investee, the negative goodwill shall be recognized in earnings on the acquisition date.  Since the cost of Apollo Solar’s investment in the joint venture was lower than fair value of Apollo Solar’s equitable share of the net assets of the joint venture, the difference was recognized as gain from the investment.

Sincerely,

/s/ Hua Hui
Hua Hui
Chief Financial Officer